Exhibit 99.1

Yoshitsu Co., Ltd. Announces Pricing of $4.0 Million Registered Direct Offering and Private Placement

Tokyo, Japan, January 26, 2024 (GLOBE NEWSWIRE) – Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, as well as other products in Hong Kong, mainland China, Japan, North America, and the United Kingdom, today announced that it has entered into securities purchase agreements with certain institutional investors providing for the issuance of 5,970,152 American Depositary Shares (“ADSs”), at a purchase price of $0.67 per ADS, in a registered direct offering. In a concurrent private placement, the Company also agreed to sell to the same investors ADS purchase warrants. Aggregate gross proceeds to the Company for both transactions are expected to be approximately $4,000,000. The warrants have an exercise price of $0.67 per ADS, are exercisable immediately, and will expire 5.5 years following the date of issuance.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The gross proceeds to Yoshitsu Co., Ltd. are estimated to be $4,000,000 before deducting the placement agent fees and other offering expenses. The offering is expected to close on or about January 30, 2024, subject to the satisfaction of customary closing conditions.

The offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-274076) previously filed with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective on September 8, 2023. The securities may be offered only by means of the prospectus supplement and the accompanying prospectus that form a part of the registration statement. Copies of the final prospectus supplement and accompanying prospectus relating to the registered direct offering may be obtained, when available, by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Prospectus Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. A final prospectus supplement related to the offering will be filed with the SEC and will be available free of charge by visiting EDGAR on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Yoshitsu Co., Ltd.

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, as well as other products in Hong Kong, mainland China, Japan, North America, and the United Kingdom. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), luxury products (including branded watches, perfume, handbags, clothes, and jewelry), electronic products (including entertainment gaming products), and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. In addition, there is uncertainty about the further spread of the COVID-19 virus, or the occurrence of another wave of cases, and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investor Relations LLC

Tina Xiao

President

Phone: 1-646-932-7242

Email: investors@ascent-ir.com